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Exhibit 99.1

Attributed Financial Information for Tracking Stock Groups

        Our Liberty Interactive common stock is intended to reflect the separate performance of our Interactive Group which is comprised of our businesses engaged in video and on-line commerce, including our subsidiaries, QVC, Inc., Provide Commerce, Inc., Backcountry.com, Inc., Bodybuilding.com, LLC and BuySeasons, Inc. and our interests in IAC/InterActiveCorp, Expedia, Inc., HSN, Inc., Interval Leisure Group, Inc. and Tree.com, Inc. Our Liberty Starz common stock is intended to reflect the separate performance of our Starz Group which primarily includes our wholly-owned subsidiary Starz Entertainment, LLC. Our Liberty Capital common stock is intended to reflect the separate performance of our Capital Group which is comprised of all of our assets and businesses not attributed to the Interactive Group or the Starz Group.

        The following tables present our assets, liabilities, revenue, expenses and cash flows as of and for the periods ended June 30, 2010 and 2009. The tables further present our assets, liabilities, revenue, expenses and cash flows that are attributed to the Interactive Group, the Starz Group and the Capital Group, respectively. The financial information should be read in conjunction with our unaudited condensed consolidated financial statements for the three and six month periods ended June 30, 2010 included in this Quarterly Report on Form 10-Q.

        Notwithstanding the following attribution of assets, liabilities, revenue, expenses and cash flows to the Interactive Group, the Starz Group and the Capital Group, our tracking stock structure does not affect the ownership or the respective legal title to our assets or responsibility for our liabilities. We and our subsidiaries are each responsible for our respective liabilities. Holders of Liberty Interactive common stock, Liberty Starz common stock and Liberty Capital common stock are holders of our common stock and are subject to risks associated with an investment in our company and all of our businesses, assets and liabilities. The issuance of Liberty Interactive common stock, Liberty Starz common stock and Liberty Capital common stock does not affect the rights of our creditors or creditors of our subsidiaries.

 SUMMARY ATTRIBUTED FINANCIAL DATA

Interactive Group

	June 30, 2010	December 31, 2009
	amounts in millions
Summary balance sheet data:
Current assets	$3,138	3,379
Cost investments	$281	734
Equity investments	$865	895
Total assets	$16,320	17,343
Long-term debt, including current portion	$6,095	6,073
Long-term deferred income tax liabilities	$2,655	1,939
Attributed net assets	$5,716	6,794

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
	amounts in millions
Summary operations data:
Revenue	$2,053	1,936	4,078	3,767
Cost of sales	(1,284)	(1,208)	(2,578)	(2,391)
Operating expenses	(190)	(175)	(376)	(347)
Selling, general and administrative expenses(1)	(166)	(152)	(352)	(297)
Depreciation and amortization	(139)	(135)	(280)	(282)

Operating income	274	266	492	450
Interest expense	(163)	(110)	(310)	(206)
Share of earnings of affiliates, net	36	—	59	—
Realized and unrealized gains on financial instruments	7	—	32	—
Gains on disposition, net	—	—	364	—
Other expense, net	(20)	75	(46)	(102)
Income tax expense	(69)	(95)	(206)	(54)

Net earnings	65	136	385	88
Less net earnings attributable to the noncontrolling interests	7	8	17	17

Net earnings attributable to Liberty Media Corporation shareholders	$58	128	368	71

(1)
Includes stock-based compensation of $15 million and $11 million for the three months ended June 30, 2010 and 2009, respectively, and $37 million and $21 million for the six months ended June 30, 2010 and 2009, respectively.

SUMMARY ATTRIBUTED FINANCIAL DATA

Starz Group

	June 30, 2010	December 31, 2009
	amounts in millions
Summary balance sheet data:
Current assets	$1,850	1,544
Total assets	$2,497	2,198
Long-term debt, including current portion	$46	48
Attributed net assets	$2,169	2,040

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
	amounts in millions
Summary operations data:
Revenue	$311	299	618	596
Operating expenses	(172)	(160)	(337)	(322)
Selling, general and administrative expenses(1)	(39)	(58)	(84)	(106)
Depreciation and amortization	(4)	(6)	(9)	(12)

Operating income	96	75	188	156
Other income (expense), net	(1)	3	—	—
Income tax expense	(34)	(19)	(70)	(37)

Earnings from continuing operations	61	59	118	119
Earnings from discontinued operations	—	90	—	111

Net earnings	$61	149	118	230

(1)
Includes stock-based compensation of $3 million and $23 million for the three months ended June 30, 2010 and 2009, respectively, and $9 million and $40 million for the six months ended June 30, 2010 and 2009, respectively.

SUMMARY ATTRIBUTED FINANCIAL DATA

Capital Group

	June 30, 2010	December 31, 2009
	amounts in millions
Summary balance sheet data:
Current assets	$2,544	4,087
Cost investments	$3,768	3,355
Total assets	$8,186	9,373
Long-term debt, including current portion	$2,014	3,653
Deferred income tax liabilities, including current portion	$1,279	2,260
Attributed net assets	$2,224	1,275

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
	amounts in millions
Summary operations data:
Revenue	$200	199	366	324
Operating expenses	(196)	(142)	(301)	(235)
Selling, general and administrative expenses(1)	(66)	(54)	(181)	(119)
Depreciation and amortization	(21)	(22)	(37)	(42)

Operating loss	(83)	(19)	(153)	(72)
Interest expense	(10)	(33)	(33)	(73)
Realized and unrealized gains (losses) on financial instruments, net	(88)	239	55	40
Other income, net	50	157	57	175
Income tax benefit (expense)	46	(143)	11	(29)

Net earnings (loss)	$(85)	201	(63)	41

(1)
Includes stock-based compensation of $3 million and $1 million for the three months ended June 30, 2010 and 2009, respectively, and $14 million and $2 million for the six months ended June 30, 2010 and 2009, respectively.

 BALANCE SHEET INFORMATION
June 30, 2010
(unaudited)

	Attributed (note 1)
	Interactive Group	Starz Group	Capital Group	Inter-group eliminations	Consolidated Liberty
	amounts in millions
Assets
Current assets:
Cash and cash equivalents	$1,100	946	2,060	—	4,106
Trade and other receivables, net	1,005	194	128	—	1,327
Inventory, net	956	—	—	—	956
Program rights	—	508	—	—	508
Current deferred tax assets	—	61	—	(61)	—
Other current assets	77	141	356	(14)	560

Total current assets	3,138	1,850	2,544	(75)	7,457

Investments in available-for-sale securities and other cost investments (note 2)	281	21	3,768	—	4,070
Investments in affiliates, accounted for using the equity method (note 3)	865	—	152	—	1,017
Property and equipment, net	993	103	157	—	1,253
Goodwill	5,824	133	200	—	6,157
Trademarks	2,492	2		—	2,494
Other non-amortizable intangibles	—	—	153	—	153
Intangible assets subject to amortization, net	2,644	1	179	—	2,824
Other assets, at cost, net of accumulated amortization	83	387	1,033	(81)	1,422

Total assets	$16,320	2,497	8,186	(156)	26,847

Liabilities and Equity
Current liabilities:
Accounts payable	$450	6	11	—	467
Accrued liabilities	575	181	154	—	910
Intergroup payable (receivable)	32	(104)	72	—	—
Financial instruments	164	—	910	—	1,074
Current portion of debt (note 4)	703	4	84	—	791
Current deferred tax liabilities	104	—	1,279	(61)	1,322
Other current liabilities	157	142	316	(14)	601

Total current liabilities	2,185	229	2,826	(75)	5,165

Long-term debt (note 4)	5,392	42	1,930	—	7,364
Deferred income tax liabilities	2,655	9	—	(81)	2,583
Other liabilities	254	48	1,207	—	1,509

Total liabilities	10,486	328	5,963	(156)	16,621
Equity/Attributed net assets	5,716	2,169	2,224	—	10,109
Noncontrolling interests in equity of subsidiaries	118	—	(1)	—	117

Total liabilities and equity	$16,320	2,497	8,186	(156)	26,847

STATEMENT OF OPERATIONS AND COMPREHENSIVE EARNINGS (LOSS) INFORMATION
Three months ended June 30, 2010
(unaudited)

	Attributed (note 1)
	Interactive Group	Starz Group	Capital Group	Consolidated Liberty
	amounts in millions
Revenue:
Net retail sales	$2,053	—	—	2,053
Communications and programming services	—	311	200	511

	2,053	311	200	2,564

Operating costs and expenses:
Cost of sales	1,284	—	—	1,284
Operating	190	172	196	558
Selling, general and administrative, including stock-based compensation (note 5)	166	39	66	271
Depreciation and amortization	139	4	21	164

	1,779	215	283	2,277

Operating income (loss)	274	96	(83)	287
Other income (expense):
Interest expense	(163)	(1)	(10)	(174)
Intergroup interest income (expense)	1	—	(1)	—
Share of earnings of affiliates, net (note 3)	36	—	3	39
Realized and unrealized gains (losses) on financial instruments, net	7	—	(88)	(81)
Gains on dispositions, net	—	—	25	25
Other, net	(21)	—	23	2

	(140)	(1)	(48)	(189)

Earnings (loss) before income taxes	134	95	(131)	98
Income tax (expense) benefit	(69)	(34)	46	(57)

Net earnings (loss)	65	61	(85)	41
Less net earnings (loss) attributable to the noncontrolling interests	7	—	(3)	4

Net earnings (loss) attributable to Liberty Media Corporation shareholders	$58	61	(82)	37

Net earnings (loss)	$65	61	(85)	41

Other comprehensive earnings (loss), net of taxes:
Foreign currency translation adjustments	(50)	—	—	(50)
Unrealized holding losses arising during the period	(6)	—	(61)	(67)
Recognition of previously unrealized gains on available-for-sale securities, net	(1)	—	(13)	(14)
Share of other comprehensive loss of equity affiliates	(6)	—	—	(6)
Other, net	12	—	—	12

Other comprehensive loss	(51)	—	(74)	(125)

Comprehensive earnings (loss)	14	61	(159)	(84)
Less comprehensive earnings attributable to the noncontrolling interests	—	—	11	11

Comprehensive earnings (loss) attributable to Liberty Media Corporation shareholders	$14	61	(170)	(95)

STATEMENT OF OPERATIONS AND COMPREHENSIVE EARNINGS (LOSS) INFORMATION Three months ended June 30, 2009
(unaudited)

	Attributed (note 1)
	Interactive Group	Starz Group	Capital Group	Consolidated Liberty
	amounts in millions
Revenue:
Net retail sales	$1,936	—	—	1,936
Communications and programming services	—	299	199	498

	1,936	299	199	2,434

Operating costs and expenses:
Cost of sales	1,208	—	—	1,208
Operating	175	160	142	477
Selling, general and administrative, including stock-based compensation (notes 1 and 5)	152	58	54	264
Depreciation and amortization	135	6	22	163

	1,670	224	218	2,112

Operating income (loss)	266	75	(19)	322
Other income (expense):
Interest expense	(110)	—	(33)	(143)
Intergroup interest income (expense)	(2)	1	1	—
Share of earnings (loss) of affiliates, net	12	(2)	4	14
Realized and unrealized gains on financial instruments, net	25	2	239	266
Gains (losses) on dispositions, net	(1)	1	113	113
Other, net	41	1	39	81

	(35)	3	363	331

Earnings from continuing operations before income taxes	231	78	344	653
Income tax expense (note 6)	(95)	(19)	(143)	(257)

Earnings from continuing operations	136	59	201	396
Earnings from discontinued operations, net of taxes	—	90	—	90

Net earnings	136	149	201	486
Less net earnings attributable to the noncontrolling interests	8	—	—	8

Net earnings attributable to Liberty Media Corporation shareholders	$128	149	201	478

Net earnings	$136	149	201	486

Other comprehensive earnings (loss), net of taxes:
Foreign currency translation adjustments	67	6	1	74
Unrealized holding gains (losses) arising during the period	12	(1)	10	21
Share of other comprehensive earnings (losses) of equity affiliates	10	(5)	—	5
Other comprehensive loss from discontinued operations	—	(5)	—	(5)
Other, net	20	—	—	20

Other comprehensive earnings (loss)	109	(5)	11	115

Comprehensive earnings	245	144	212	601
Less comprehensive earnings attributable to the noncontrolling interests	11	—	—	11

Comprehensive earnings attributable to Liberty Media Corporation shareholders	$234	144	212	590

 STATEMENT OF OPERATIONS AND COMPREHENSIVE EARNINGS INFORMATION
Six months ended June 30, 2010
(unaudited)

	Attributed (note 1)
	Interactive Group	Starz Group	Capital Group	Consolidated Liberty
	amounts in millions
Revenue:
Net retail sales	$4,078	—	—	4,078
Communications and programming services	—	618	366	984

	4,078	618	366	5,062

Operating costs and expenses:
Cost of sales	2,578	—	—	2,578
Operating	376	337	301	1,014
Selling, general and administrative including stock-based compensation (notes 1 and 5)	352	84	181	617
Depreciation and amortization	280	9	37	326

	3,586	430	519	4,535

Operating income (loss)	492	188	(153)	527
Other income (expense):
Interest expense	(310)	(1)	(33)	(344)
Intergroup interest income (expense)	(3)	2	1	—
Share of earnings (losses) of affiliates, net	59	—	(11)	48
Realized and unrealized gains (losses) on financial instruments, net	32	(1)	55	86
Gains on dispositions, net	364	—	24	388
Other, net	(43)	—	43	—

	99	—	79	178

Earnings (loss) before income taxes	591	188	(74)	705
Income tax (expense) benefit (note 6)	(206)	(70)	11	(265)

Net earnings (loss)	385	118	(63)	440
Less net earnings (loss) attributable to the noncontrolling interests	17	—	(3)	14

Net earnings (loss) attributable to Liberty Media Corporation shareholders	$368	118	(60)	426

Net earnings (loss)	$385	118	(63)	440

Other comprehensive earnings (loss), net of taxes:
Foreign currency translation adjustments	(102)	—	—	(102)
Unrealized holding gains (loss) arising during the period	29	—	(31)	(2)
Recognition of previously unrealized gains on available-for-sale securities, net	(113)	—	(13)	(126)
Share of other comprehensive loss of equity affiliates	(1)	—	—	(1)
Reattribution of other comprehensive income between tracking stocks	(30)	—	30	—
Other	25	—	—	25

Other comprehensive loss	(192)	—	(14)	(206)

Comprehensive earnings (loss)	193	118	(77)	234
Less comprehensive earnings attributable to the noncontrolling interests	9	—	11	20

Comprehensive earnings (loss) attributable to Liberty Media Corporation shareholders	$184	118	(88)	214

 STATEMENT OF OPERATIONS AND COMPREHENSIVE EARNINGS INFORMATION
Six months ended June 30, 2009
(unaudited)

	Attributed (note 1)
	Interactive Group	Starz Group	Capital Group	Consolidated Liberty
	amounts in millions
Revenue:
Net retail sales	$3,767	—	—	3,767
Communications and programming services	—	596	324	920

	3,767	596	324	4,687

Operating costs and expenses:
Cost of sales	2,391	—	—	2,391
Operating	347	322	235	904
Selling, general and administrative including stock-based compensation (notes 1 and 5)	297	106	119	522
Depreciation and amortization	282	12	42	336

	3,317	440	396	4,153

Operating income (loss)	450	156	(72)	534
Other income (expense):
Interest expense	(206)	(1)	(73)	(280)
Intergroup interest income (expense)	(2)	1	1	—
Share of losses of affiliates, net	(83)	(4)	(4)	(91)
Realized and unrealized gains (losses) on financial instruments, net	(47)	9	40	2
Gains (losses) on dispositions, net	(3)	1	113	111
Other, net	33	(6)	65	92

	(308)	—	142	(166)

Earnings from continuing operations before income taxes	142	156	70	368
Income tax expense (note 6)	(54)	(37)	(29)	(120)

Earnings from continuing operations	88	119	41	248
Earnings from discontinued operations, net of taxes	—	111	—	111

Net earnings	88	230	41	359
Less net earnings attributable to the noncontrolling interests	17	—	—	17

Net earnings attributable to Liberty Media Corporation shareholders	$71	230	41	342

Net earnings	$88	230	41	359

Other comprehensive earnings (loss), net of taxes:
Foreign currency translation adjustments	(20)	6	1	(13)
Unrealized holding gains (losses) arising during the period	8	(2)	13	19
Recognition of previously unrealized losses on available-for-sale securities, net	1	1	—	2
Share of other comprehensive loss of equity affiliates	(5)	(5)	—	(10)
Other comprehensive loss from discontinued operations	—	(6)	—	(6)
Other	37	—	—	37

Other comprehensive earnings (loss)	21	(6)	14	29

Comprehensive earnings	109	224	55	388
Less comprehensive earnings attributable to the noncontrolling interests	7	—	—	7

Comprehensive earnings attributable to Liberty Media Corporation shareholders	$102	224	55	381

 STATEMENT OF CASH FLOWS INFORMATION
Six months ended June 30, 2010
(unaudited)

	Attributed (note 1)
	Interactive Group	Starz Group	Capital Group	Consolidated Liberty
	amounts in millions
Cash flows from operating activities:
Net earnings	$385	118	(63)	440
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	280	9	37	326
Stock-based compensation	37	9	14	60
Cash payments for stock based compensation	(11)	(29)	—	(40)
Noncash interest expense	49	—	1	50
Share of losses (earnings) of affiliates, net	(59)	—	11	(48)
Cash receipts from return on equity investments	10	—	—	10
Realized and unrealized gains (losses) on financial instruments, net	(32)	1	(55)	(86)
Gains on disposition of assets, net	(364)	—	(24)	(388)
Intergroup tax allocation	99	57	(156)	—
Intergroup tax payments	(190)	17	173	—
Deferred income tax expense	66	12	28	106
Other noncash charges, net	31	12	69	112
Changes in operating assets and liabilities
Current and other assets	241	(72)	(81)	88
Payables and other current liabilities	(342)	70	173	(99)

Net cash provided by operating activities	200	204	127	531

Cash flows from investing activities:
Cash proceeds from dispositions	459	29	30	518
Proceeds (payments) related to settlement of financial instruments	(31)	—	750	719
Investments in and loans to cost and equity investees	—	—	(257)	(257)
Repayment of loan by equity investee	—	—	98	98
Capital expended for property and equipment	(123)	(1)	(5)	(129)
Net purchases of short term investments	—	(137)	(170)	(307)
Net (increase) decrease in restricted cash	1	(20)	(11)	(30)
Reattribution of cash	807	—	(807)	—
Other investing activities, net	(8)	—	6	(2)

Net cash provided (used) by investing activities	1,105	(129)	(366)	610

Cash flows from financing activities:
Borrowings of debt	1,048	—	88	1,136
Repayments of debt	(1,763)	(2)	(973)	(2,738)
Intergroup debt borrowings/(repayments)	(316)	158	158	—
Repurchases of Liberty common stock	—	(40)	(286)	(326)
Other financing activities, net	(43)	(39)	155	73

Net cash provided (used) by financing activities	(1,074)	77	(858)	(1,855)

Effect of foreign currency rates on cash	(15)	—	—	(15)

Net increase (decrease) in cash and cash equivalents	216	152	(1,097)	(729)
Cash and cash equivalents at beginning of period	884	794	3,157	4,835

Cash and cash equivalents at end period	$1,100	946	2,060	4,106

 STATEMENT OF CASH FLOWS INFORMATION
Six months ended June 30, 2009
(unaudited)

	Attributed (note 1)
	Interactive Group	Starz Group	Capital Group	Consolidated Liberty
	amounts in millions
Cash flows from operating activities:
Net earnings	$88	230	41	359
Adjustments to reconcile net earnings to net cash provided by operating activities:
Earnings from discontinued operations	—	(111)	—	(111)
Depreciation and amortization	282	12	42	336
Stock-based compensation	21	40	2	63
Cash payments for stock based compensation	(9)	(2)	—	(11)
Noncash interest expense	39	35	—	74
Share of losses of affiliates, net	83	4	4	91
Realized and unrealized losses (gains) on financial instruments, net	47	(9)	(40)	(2)
Losses (gains) on disposition of assets, net	3	(1)	(113)	(111)
Intergroup tax allocation	97	57	(154)	—
Intergroup tax payments	(138)	(117)	255	—
Other intergroup cash transfers, net	8	(4)	(4)	—
Deferred income tax expense (benefit)	(96)	(22)	59	(59)
Other noncash charges (credits), net	(22)	(29)	35	(16)
Changes in operating assets and liabilities, net of the effects of acquisitions:
Current assets	350	(1)	34	383
Payables and other current liabilities	(234)	23	64	(147)

Net cash provided by operating activities	519	105	225	849

Cash flows from investing activities:
Cash proceeds from dispositions	72	2	346	420
Proceeds from settlement of financial instruments	—	21	40	61
Investments in and loans to cost and equity investees	(23)		(586)	(609)
Capital expenditures	(84)	(2)	(7)	(93)
Net sales of short term investments	—	—	59	59
Net decrease (increase) in restricted cash	(13)	1	36	24
Other investing activities, net	(1)	(35)	(4)	(40)

Net cash used by investing activities	(49)	(13)	(116)	(178)

Cash flows from financing activities:
Borrowings of debt	15	—	1,964	1,979
Intergroup debt borrowings	502	(251)	(251)	—
Repayments of debt	(760)	(2)	(973)	(1,735)
Repurchases of Liberty common stock	—	—	(3)	(3)
Other financing activities, net	(97)	—	31	(66)

Net cash provided (used) by financing activities	(340)	(253)	768	175

Effect of foreign currency rates on cash	(16)	(8)	—	(24)

Net cash provided by discontinued operations:
Cash used by operating activities	—	(3)	—	(3)
Cash used by investing activities	—	(17)	—	(17)
Cash provided by financing activities	—	—	—	—
Change in available cash held by discontinued operations	—	45	—	45

Net cash provided by discontinued operations	—	25	—	25

Net increase (decrease) in cash and cash equivalents	114	(144)	877	847
Cash and cash equivalents at beginning of period	832	732	1,496	3,060

Cash and cash equivalents at end period	$946	588	2,373	3,907

Notes to Attributed Financial Information

(unaudited)

(1)
The assets attributed to our Interactive Group include our consolidated subsidiaries QVC, Inc., Provide Commerce, Inc., Backcountry.com, Inc., Bodybuilding.com, LLC and BuySeasons, Inc., and our interests in IAC/InterActiveCorp, GSI Commerce, Inc., Expedia, Inc., HSN, Inc., Interval Leisure Group, Inc. and Tree.com, Inc. Accordingly, the accompanying attributed financial information for the Interactive Group includes our investments in IAC/InterActiveCorp, Expedia, GSI, HSN, Interval and Lending Tree, as well as the assets, liabilities, revenue, expenses and cash flows of QVC, Provide, Backcountry, Bodybuilding and BuySeasons. We have also attributed certain of our debt obligations (and related interest expense) to the Interactive Group based upon a number of factors, including the cash flow available to the Interactive Group and its ability to pay debt service and our assessment of the optimal capitalization for the Interactive Group. The specific debt obligations attributed to each of the Interactive Group, the Starz Group and the Capital Group are described in note 4 below. In addition, we have allocated certain corporate general and administrative expenses among the Interactive Group, the Starz Group and the Capital Group as described in note 5 below.

  The Interactive Group focuses on video and on-line commerce businesses. Accordingly, we expect that businesses that we may acquire in the future that we believe are complementary to this strategy will also be attributed to the Interactive Group.

  The Starz Group consists primarily of our subsidiary Starz Entertainment, LLC and approximately $583 million of corporate cash. Accordingly, the accompanying attributed financial information for the Starz Group includes these investments and the assets, liabilities, revenue, expenses and cash flows of these consolidated subsidiaries.

  The Starz Group focuses primarily on video programming. Accordingly, we expect that businesses we may acquire in the future that we believe are complementary to this strategy will also be attributed to the Starz Group.

  The Capital Group consists of all of our businesses not included in the Interactive Group or the Starz Group, including our consolidated subsidiaries Starz Media, LLC, Atlanta National League Baseball Club, Inc., TruePosition, Inc. and certain cost and equity investments. Accordingly, the accompanying attributed financial information for the Capital Group includes these investments and the assets, liabilities, revenue, expenses and cash flows of these consolidated subsidiaries. In addition, we have attributed to the Capital Group all of our notes and debentures (and related interest expense) that have not been attributed to the Interactive Group or the Starz Group. See note 4 below for the debt obligations attributed to the Capital Group.

  Any businesses that we may acquire in the future that are not attributed to the Interactive Group or the Entertainment Group will be attributed to the Capital Group.

  While we believe the allocation methodology described above is reasonable and fair to each group, we may elect to change the allocation methodology in the future. In the event we elect to transfer assets or businesses from one group to the other, such transfer would be made on a fair value basis and would be accounted for as a short-term loan unless our board of directors determines to account for it as a long-term loan or through an inter-group interest.

  On February 25, 2010, Liberty announced that its board of directors had resolved to effect the following changes in attribution between the Capital Group and the Interactive Group, effective immediately (the "Reattribution"):

  •
  the change in attribution from the Interactive Group to the Capital Group of Liberty's 14.6% ownership interest in Live Nation Entertainment, Inc.;

Notes to Attributed Financial Information (Continued)

(unaudited)

  •
  the change in attribution from the Capital Group to the Interactive Group of the following debt securities:

  •
  $469 million in principal amount of 4% Exchangeable Senior Debentures due 2029 (the "2029 Exchangeables");

  •
  $460 million in principal amount of 3.75% Exchangeable Senior Debentures due 2030 (the "2030 Exchangeables"); and

  •
  $492 million in principal amount of 3.5% Exchangeable Senior Debentures due 2031 (the "2031 Exchangeables", and together with the 2029 Exchangeables and the 2030 Exchangeables, the "Exchangeable Notes");

  •
  the change in attribution from the Capital Group to the Interactive Group of approximately $830 million in net taxable income to be recognized ratably in tax years 2014 through 2018 as a result of the cancellation in April 2009 of $400 million in principal amount of 2029 Exchangeables and $350 million in principal amount of 2030 Exchangeables; and

  •
  the change in attribution from the Capital Group to the Interactive Group of $807 million in cash.

  Liberty has accounted for the Reattribution prospectively. This change in attribution had no effect on the assets and liabilities attributed to the Starz Group.

  The reattribution between the groups resulted in the following impact to attributed net assets:

	Interactive Group increase (decrease)	Capital Group increase (decrease)
	amounts in millions
Assets:
Cash	$807	(807)
Investment in available-for-sale securities	(307)	307

Net increase (decrease) to assets	500	(500)
Liabilities (including accumulated other comprehensive earnings:
Exchangeable senior debentures (including accrued interest)	767	(767)
Deferred tax liabilities	1,048	(1,048)
Accumulated other comprehensive earnings	(30)	30

Net increase (decrease) to liabilities	1,785	(1,785)
Impact to attributed net assets	$(1,285)	1,285

  The assets and liabilities were reattributed at their book values versus the estimated fair values of those assets and liabilities that were considered by our board of directors, among other factors, in approving the reattribution. As a result, on a book value basis there is a transfer of net assets between the tracking stocks of $1,285 million. The principal reasons for the difference between fair value and book value is (i) the deferred tax liabilities under GAAP are required to be carried at the gross undiscounted basis difference multiplied by the company's effective tax rate whereas on a fair value basis, these future tax liabilities are not expected to be incurred for many years and therefore their present discounted value is substantially less, and (ii) the senior exchangeables are expected to continue to generate interest deductions for tax purposes in excess of the annual cash

Notes to Attributed Financial Information (Continued)

(unaudited)

  coupon over their remaining life, the present value of which is not reflected in the book values of the reattributed assets and liabilities.

  During the second quarter of 2009, each of the Starz Group and the Capital Group made intergroup loans to the Interactive Group in the amount of $250 million. Such loans (i) are secured by various public stocks attributed to the Interactive Group, (ii) accrue interest quarterly at the rate of LIBOR plus 500 basis points and (iii) are due June 16, 2010. In the first quarter of 2010, the Interactive Group repaid the remaining balance of the intergroup loans by making payments of $158 million to each of the Starz Group and the Capital Group.

  During the second quarter of 2010, Liberty announced that its board of directors has authorized its management to proceed with a plan to separate its Liberty Capital and Liberty Starz tracking stock groups from its Liberty Interactive tracking stock group.

  The proposed split-off will be effected by the redemption of all the outstanding shares of Liberty Capital tracking stock and Liberty Starz tracking stock in exchange for shares in a newly formed company ("Splitco"). Splitco will hold substantially all the assets and be subject to substantially all the liabilities currently attributed to the Liberty Capital and Liberty Starz tracking stock groups. The common stock of Splitco will be divided into two tracking stock groups, one tracking assets that are currently attributed to the Liberty Capital group ("Splitco Capital") and the other tracking assets that are currently attributed to the Liberty Starz group ("Splitco Starz"). In the redemption, holders of Liberty Capital tracking stock will receive shares of Splitco Capital tracking stock and holders of Liberty Starz tracking stock will receive shares of Splitco Starz tracking stock. After the redemption, Splitco and Liberty will be separate public companies.

  The proposed split-off is intended to be tax-free to stockholders of Liberty and its completion will be subject to various conditions including the receipt of IRS private letter rulings, the opinions of tax counsel and required governmental approvals. The redemption that is necessary to effect the proposed split-off will require the affirmative vote of a majority of the voting power of the outstanding shares of Liberty Capital tracking stock and Liberty Starz tracking stock at a meeting called to consider the redemption, each voting as a separate class.

  On August 6, 2010, Liberty announced that it had filed suit in the Delaware Court of Chancery against the trustee under the indenture governing the public indebtedness issued by the Company's subsidiary, Liberty Media, LLC. The lawsuit was filed in response to allegations made by a law firm purporting to represent a holder with a large position in this public indebtedness. The lawsuit seeks a declaratory judgment by the court that the proposed split-off will not constitute a disposition of "all or substantially all" of the assets of Liberty Media, LLC, as those terms are used in the indenture, as well as related injunctive relief. Resolution of the subject matter of this lawsuit is a condition to Liberty completing the proposed split-off. Subject to the satisfaction of the conditions described above, Liberty intends to complete the proposed split-off in late 2010 or early 2011.

Notes to Attributed Financial Information (Continued)

(unaudited)

(2)
Investments in available-for-sale securities, including non-strategic securities, and other cost investments are summarized as follows:

	June 30, 2010	December 31, 2009
	amounts in millions
Capital Group
Time Warner Inc.(a)	$990	997
Time Warner Cable Inc.(a)	447	356
Sprint Nextel Corporation(a)	301	260
Motorola, Inc.(a)	339	403
Viacom, Inc.	238	226
Live Nation Entertainment, Inc.(b)	260	—
CenturyLink, Inc.(a)	179	195
Other available-for-sale equity securities(a)	179	220
SIRIUS XM debt securities(c)	399	300
Other available-for-sale debt securities	429	376
Other cost investments and related receivables	7	22

Total attributed Capital Group	3,768	3,355

Interactive Group
IAC/InterActiveCorp(d)	281	492
Other(e)	—	242

Total attributed Interactive Group	281	734

Starz Group
Other	21	31

Total attributed Starz Group	21	31

Consolidated Liberty	$4,070	4,120

(a)
Includes shares pledged as collateral for share borrowing arrangements.

(b)
On January 25, 2010, Live Nation, Inc. and Ticketmaster Entertainment, Inc. completed a merger transaction. Liberty owned approximately 29% of the outstanding common stock of Ticketmaster and received 1.474 shares of Live Nation Entertainment, Inc. for each share of Ticketmaster. As a result of the merger Liberty now owns approximately 15% of combined entity and accounts for the new investment as an AFS security. Liberty recorded the transaction at fair value and recorded a $178 million gain. At the time of the merger that investment was attributed to the Interactive Group. As a result of the reattribution the Live Nation investment is attributed to the Capital Group.

(c)
During the six months ended June 30, 2010 Liberty acquired $150 million of SIRIUS XM 8.75% bonds due April 15, 2015 at par and SIRIUS XM repurchased and retired certain public bonds of which Liberty owned approximately $55 million of principal amounts. Proceeds from the repurchase were approximately $58 million.

(d)
During the three months ended March 31, 2010, Liberty sold approximately 3.7 million shares of IAC in the open market for cash proceeds of approximately $77 million. Liberty also physically settled a derivative by delivering 7.5 million shares of IAC for proceeds of

Notes to Attributed Financial Information (Continued)

(unaudited)

  $153 million. The combined gain on the disposition of IAC shares recorded in gains (losses) on dispositions, net was $53 million.

(e)
During the three months ended March 31, 2010, QVC sold its investment in GSI Commerce for aggregate cash proceeds of $220 million. QVC recognized a $132 million gain on the sale.
(3)
The following table presents information regarding certain equity method investments:

				Share of earnings (losses) six months ended June 30,
	June 30, 2010
	Percentage ownership	Carrying value	Market value
				2010	2009
	dollar amounts in millions
Interactive Group
Expedia	24%	$650	$1,300	$42	$19
Capital Group
SIRIUS XM(a)	40%	$50	$2,458	$—	$4

(a)
As of June 30, 2010, the SIRIUS XM Preferred Stock had a market value of $2,458 million based on the value of the common stock into which it is convertible.

Notes to Attributed Financial Information (Continued)

(unaudited)

(4)
Debt attributed to the Interactive Group, the Starz Group and the Capital Group is comprised of the following:

	June 30, 2010
	Outstanding principal	Carrying value
	amounts in millions
Capital Group
3.125% Exchangeable Senior Debentures due 2023	$1,138	1,178
Liberty bank facility	750	750
Subsidiary debt	86	86

Total attributed Capital Group debt	1,974	2,014

Interactive Group
5.7% Senior Notes due 2013	374	373
8.5% Senior Debentures due 2029	287	284
8.25% Senior Debentures due 2030	504	501
4% Exchangeable Senior Debentures due 2029	469	243
3.75% Exchangeable Senior Debentures due 2030	460	232
3.5% Exchangeable Senior Debentures due 2031	492	261
3.25% Exchangeable Senior Debentures due 2031	541	321
QVC 7.125% Senior Secured Notes due 2017	500	500
QVC 7.5% Senior Secured Notes due 2019	1,000	984
QVC 7.375% Senior Secured Notes due 2020	500	500
QVC bank credit facilities	1,825	1,825
Other subsidiary debt	71	71

Total attributed Interactive Group debt	7,023	6,095

Starz Group
Subsidiary debt	46	46

Total attributed Starz Group debt	46	46

Total debt	$9,043	8,155

(5)
Cash compensation expense for our corporate employees has been allocated among the Interactive Group, the Starz Group and the Capital Group based on the estimated percentage of time spent providing services for each group. Stock compensation is allocated directly to the tracking stock groups based on the underlying stock of the options or other equity awards. Other general and administrative expenses are charged directly to the groups whenever possible and are otherwise allocated based on estimated usage or some other reasonably determined methodology. Amounts allocated from the Capital Group to the Interactive Group and the Starz Group, including stock-based compensation, are as follows:

	Six months ended June 30,
	2010	2009
	amounts in millions
Interactive Group	$21	12
Starz Group	$9	40

Notes to Attributed Financial Information (Continued)

(unaudited)

  While we believe that this allocation method is reasonable and fair to each group, we may elect to change the allocation methodology or percentages used to allocate general and administrative expenses in the future.

(6)
We have accounted for income taxes for the Interactive Group, the Starz Group and the Capital Group in the accompanying attributed financial information in a manner similar to a stand-alone company basis. To the extent this methodology differs from our tax sharing policy, differences have been reflected in the attributed net assets of the groups.

(7)
The Liberty Interactive common stock, the Liberty Starz common stock and the Liberty Capital common stock have voting and conversion rights under our amended charter. Following is a summary of those rights. Holders of Series A common stock of each group are entitled to one vote per share and holders of Series B common stock of each group are entitled to ten votes per share. Holders of Series C common stock of each group, if issued, will be entitled to 1/100th of a vote per share in certain limited cases and will otherwise not be entitled to vote. In general, holders of Series A and Series B common stock vote as a single class. In certain limited circumstances, the board may elect to seek the approval of only the holders of common stock related to our Interactive Group, our Starz Group or our Capital Group.

  At the option of the holder, each share of Series B common stock is convertible into one share of Series A common stock of the same group. At the discretion of our board, the common stock related to one group may be converted into common stock of the same series that is related to one of our other groups.

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  Exhibit 99.1
Attributed Financial Information for Tracking Stock Groups
SUMMARY ATTRIBUTED FINANCIAL DATA
BALANCE SHEET INFORMATION June 30, 2010 (unaudited)
STATEMENT OF OPERATIONS AND COMPREHENSIVE EARNINGS INFORMATION Six months ended June 30, 2010 (unaudited)
STATEMENT OF OPERATIONS AND COMPREHENSIVE EARNINGS INFORMATION Six months ended June 30, 2009 (unaudited)
STATEMENT OF CASH FLOWS INFORMATION Six months ended June 30, 2010 (unaudited)
STATEMENT OF CASH FLOWS INFORMATION Six months ended June 30, 2009 (unaudited)
Notes to Attributed Financial Information (unaudited)